Exhibit 99.1

Elbit to Reveal Unmanned Robotic Combat Vehicle

Integrated with Foresight’s QuadSight® Technology

Foresight’s solution will be showcased in Elbit’s booth at Eurosatory, the world’s largest defense and security exhibition

Ness Ziona, Israel – June 14, 2022- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its QuadSight® stereo vision technology will be showcased in the Elbit Systems Ltd. (Nasdaq: ESLT) (“Elbit”) booth at the upcoming Eurosatory, the world's leading land and airland defense and security exhibition. The demonstrations will take place in stand D-567 of Hall 6 at the Parc des Expositions de Paris-Nord Villepinte in France, June 13-17, 2022.

The Administration for Military Ground Vehicles of Israel’s Ministry of Defense, in collaboration with Elbit, will reveal, for the first time, a prototype of its new unmanned robotic combat vehicle, equipped with Foresight’s QuadSight vision solution. Visitors to Elbit’s booth will observe how Foresight’s stereo cameras solution empowers autonomous features such as obstacle detection, terrain analysis and navigation plans in the most challenging conditions, including off-road driving and zero-visibility sandstorms.
Click here to watch the unmanned robotic combat vehicle in action.

The new unmanned robotic combat vehicle can perform autonomous and semi-autonomous tasks in a wide range of terrain conditions, day or night, in any weather conditions. The QuadSight passive, non-emitting solution, creates a high-resolution point cloud that provides unique 3D perception of the environment, using both visible-light and thermal cameras, all without leaving an energy signature discernible to an adversary.

The 27th edition of Eurosatory will host more than 1,700 exhibitors from 63 countries and feature 39 national pavilions. The exposition is expected to attract more than 100,000 visitors from around the world.

Integration of Foresight's QuadSight® software with Elbit's visible-light and thermal cameras

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the advantages of its QuadSight solution. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654